                   TRANSITIONAL SERVICES AND SUPPLY AGREEMENT


         THIS TRANSITIONAL SERVICES AND SUPPLY AGREEMENT dated as of July 1, 1999, is made by and among SunSource Inventory Management Company, Inc. ("Seller"), a Delaware corporation, SunSource, Inc., a Delaware corporation, and SunSource Industrial Services Company, Inc., a Delaware corporation (collectively "Parent"), The Hillman Group, Inc., a Delaware corporation ("Hillman"), Lawson Products, Inc., a Delaware corporation ("Lawson"), and ACS/SIMCO, Inc. ("Purchaser"), an Illinois corporation. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings given to them in that certain Asset Purchase Agreement among Seller, Purchaser and certain related parties, dated as of July 1, 1999 (the "Purchase Agreement").

                              W I T N E S S E T H:

         WHEREAS, Purchaser and Seller have entered into the Purchase Agreement pursuant to which Purchaser will purchase substantially all of the assets owned by Seller which are used in the conduct of the Business on the terms, conditions and provisions contained therein; and

         WHEREAS, Purchaser desires to obtain the use of certain facilities and receive certain support and transition services from Seller and Hillman on the terms and subject to the conditions herein contained, and Seller and Hillman wish to provide such facilities, support and transition services to Purchaser as provided herein; and

         WHEREAS, Purchaser desires to have the right to purchase certain inventory from Seller and Parent on the terms and subject to the conditions herein contained, and Seller and Parent wish to sell such inventory to Purchaser; and

         WHEREAS, Seller desires to have Purchaser act as its agent to sell certain obsolete inventory and to collect certain doubtful accounts receivable, and Purchaser is willing to do so on the terms and subject to the conditions set forth herein; and

         WHEREAS, Lawson is willing to guarantee the performance of Purchaser hereunder subject to the terms and conditions set forth herein; and

         WHEREAS, Parent is willing to guarantee the performance of Seller and Hillman hereunder subject to the terms and conditions set forth herein;

         NOW, THEREFORE, in consideration of the foregoing and of the covenants and agreements herein contained and the consummation of the Purchase Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:


         Section 1. Services Provided by Purchaser. Subject to the terms and conditions of this Agreement, Purchaser will provide to Seller the following agency services (the "Purchaser Services"):

                 (1) Purchaser agrees to undertake the collection of the existing and future receivables from the accounts owned by Seller and listed on Schedule 1(a) attached hereto and made a part hereof (the "Accounts") until the earlier of December 31, 2003 and the date on which Purchaser's retainage rights under Section 4 have been fully satisfied. In this regard, Purchaser shall devote not less than the same efforts as it devotes to its own accounts receivable; provided that Purchaser shall not be obligated to collect the Accounts and does not promise or guaranty that the Accounts will be collected. Purchaser shall credit any payments received from a particular Account against the oldest invoice outstanding from such Account. No compromise or settlement of any of the Accounts will be accepted without the prior written consent of Seller. If, on the date of termination of Purchaser's obligations hereunder, Purchaser has not collected all of the Accounts, Purchaser shall so notify Seller and deliver to Seller all of the information in Purchaser's possession concerning the uncollected Accounts. Subject to Purchaser's right of retainage pursuant to Section 4, Purchaser shall pay to Seller all sums collected with respect to the Accounts. For up to three full calendar months after the Closing, Purchaser will maintain the Accounts on Purchaser's FAS PAC computer system, including the Frame Relay Circuits between Kansas City and the Accounts, and allow Seller's personnel access to the Business' computer hardware and software to convert the Accounts to Seller's computer systems. All costs associated with this service will be charged to Seller.

                 (2) Purchaser agrees to attempt to sell certain obsolete inventory not reserved on the Latest Balance Sheet and Closing Balance Sheet having an aggregate value of $444,445.62, acquired from Seller pursuant to the Purchase Agreement and described in Schedule 1(b)-I attached hereto and made a part hereof (the "Obsolete Inventory") until December 31, 2003 or until such time as Seller directs Purchaser to scrap any of the Obsolete Inventory. Purchaser shall not sell any item of Obsolete Inventory for less than the minimum sale price set forth in
         Schedule 1(b)-I without Seller's prior written authorization or approval. Subject to Purchaser's right of retainage under Section 4, for each item of Obsolete Inventory sold by Purchaser, Purchaser shall promptly pay to Seller the value of such item of Obsolete Inventory as shown on Seller's books and records used to determine Closing Tangible Net Worth ("Purchaser's Cost"). For the first 30 days after the Closing Date, Hillman, an affiliate of Seller and subsidiary of Parent, shall have the right to purchase any of the Obsolete Inventory at Purchaser's Cost plus a mark-up equal to the mark-up that Parent or Hillman would charge Purchaser under Section 3. Purchaser shall not be obligated to sell any of the Obsolete Inventory and does not promise or guaranty that any of the Obsolete Inventory will be sold. To the extent that Purchaser does not sell all of such Obsolete Inventory by December 31, 2000, Purchaser shall give Seller notice thereof (the "Obsolete Inventory Notice") and assign, convey and transfer to Seller any Obsolete Inventory then remaining unsold for no consideration if the sum to be retained by Purchaser pursuant to Section 4 has been satisfied and retained in full. If such sum has not been fully satisfied and retained, then Seller and Parent shall be jointly and severally liable to pay to Purchaser the difference between $444,445.62 and the value of any unsold Obsolete Inventory (calculated at Purchaser's Cost) within two business days after the date of Purchaser's notice thereof. Purchaser and Seller shall track the sale of the Obsolete Inventory and the proceeds thereof pursuant to the procedures set forth in Schedule 1(b)-II attached hereto and made a part hereof. Any Obsolete Inventory currently located at Hillman's Cincinnati, Ohio facility shall remain there and be stored there at no expense to Purchaser throughout the period of Purchaser's obligations under this Section 1(b). Any Obsolete Inventory not currently located at Hillman's Cincinnati, Ohio facility shall be stored at Purchaser's expense until June 30, 2000. At that time, any remaining Obsolete Inventory shall be shipped to Hillman's Cincinnati, Ohio facility or to such other place as Seller may direct, in each case, at Seller's expense.

         Section 2. Services Provided by Seller and Hillman. Subject to the terms and conditions of this Agreement, Seller and Hillman shall provide to Purchaser the following facilities, support and transition services (collectively, the "Seller Services"):

                 (1) For up to six full calendar months after the Closing Date, Hillman will provide Purchaser with (i) the office and warehouse space in Hillman's Cincinnati, Ohio facility previously used by Seller and Hillman for the "Hillman Industrial" division of the Business and (ii) the ancillary services and personnel previously provided by Hillman to Seller, including, but not limited to, access to computer terminals and computer programs serving Seller's Business (such as inventory monitoring and billing programs) and shipping and support personnel to the extent desired by Purchaser. Seller will charge Purchaser for the Seller Services at the rates set forth in Schedule 2(a) attached hereto and made a part hereof. Purchaser may terminate its use or occupancy of all or any part of the Seller Services at any time during such six month period, and any charges shall be prorated as of the day of such termination. At such time as Purchaser completely terminates the Seller Services and vacates Hillman's facility, Seller and Hillman shall (x) deliver to the loading dock thereon the Purchased Assets, and (y) at no expense to Purchaser, disassemble and remove from Hillman's facility and deliver to the loading dock thereon the racks and shelving which comprise part of the Purchased Assets and are described on the Hillman Equipment Schedule.

                 (2) For six months after the Closing Date, Seller shall cause Thorn Frass, its employee, or if Mr. Frass shall cease being an employee of Seller during such period, another employee reasonably acceptable to Purchaser, to use commercially reasonable efforts to train up to two employees of Purchaser on the procedures and contacts used by Parent and Seller to import products for the Hillman Industrial Division of the Business. After the Closing Date, such employees and one other employee or representative of Purchaser shall be permitted, at Purchaser's expense, to accompany Mr. Frass (or such other acceptable employee of Seller) on not less than two of his trips to Asia and the "Far East" to meet with Hillman Industrial vendors. Mr. Frass (or such other acceptable employee of Seller) shall introduce Purchaser's employees and representative to all of the key personnel at each of Parent's and Seller's Asian/"Far East" vendor's offices that relate to the Hillman Industrial Division of the Business. From and after the Closing Date, Seller and Parent shall authorize each such vendor to sell to Purchaser all of the products at any time previously purchased by Seller or Parent for Seller's Business and release such vendors from any covenants to the contrary.

                 (3) Hillman shall use commercially reasonable efforts to maintain the employment of all employees employed by Hillman to work in Seller's Hillman Industrial division at the Cincinnati, Ohio, facility of Parent (the "Hillman Employees") through December 31, 1999, and Hillman shall provide to Purchaser the services of such employees on a full-time basis. Purchaser shall reimburse Hillman for the actual cost of that portion of the wages, taxes and benefits paid by Hillman to or on behalf of the Hillman Employees, prorated based on the amount of services rendered to Purchaser during such period. Purchaser shall not be required to reimburse Hillman for any Hillman Employees after Purchaser notifies Hillman that it no longer needs the services of such employees. Notwithstanding anything herein to the contrary, Purchaser shall only be liable to reimburse Hillman for the actual amount of the profit-sharing plan contributions made by Hillman to those Hillman Employees who meet the prerequisites therefor under Hillman's profit-sharing plan and who are hired by Purchaser on January 1, 2000 after Purchaser terminates its arrangements with Hillman hereunder ("Actual Profit-Sharing Contribution"). If the aggregate amount of the estimated profit-sharing plan contributions reimbursed by Purchaser to Seller with respect to the Hillman Employees exceeds the Actual Profit-Sharing Contribution, the excess shall be refunded to Purchaser by Hillman on or before January 31, 2000. If said aggregate estimated contributions are less than the Actual Profit-Sharing Contribution, the deficiency shall be paid to Hillman by Purchaser on or before January 31, 2000. Purchaser shall not be liable to reimburse Hillman for the cost of any wages, taxes or benefits accrued or accruing to the Hillman Employees prior to the Closing Date or after their termination date, whether paid at or prior to termination. Purchaser may direct Hillman to terminate Purchaser's use of any of the Hillman Employees at any time during the period prior to December 31, 1999. At any time after the Closing Date, Purchaser may elect, in its sole discretion, to offer employment to any or all of the Hillman Employees. If Purchaser does not elect to offer employment to any one or more of the Hillman Employees, the termination of any such personnel shall be Seller's, Parent's or Hillman's responsibility and shall not be done at any cost or expense to or liability of Purchaser. The rights and obligations of Purchaser under this Agreement are subject to Purchaser's superseding obligations under Section 11.12 of the Purchase Agreement with respect to the number of employees at each facility to whom Purchaser shall offer employment and the WARN Act, including Purchaser's obligation to offer employment to a sufficient number of employees of the Business to avoid any liability under the WARN Act on the part of Seller, Hillman or Parent.

         Section 3. Inventory Supply. For a period of twelve full calendar months after the Closing Date, Seller and Parent jointly agree to sell to Purchaser the line of products previously sold by Parent or one of its subsidiaries to Seller in connection with the Business (the "Products") in such quantities as required by the terms of this Agreement. Seller and Parent represent and warrant that the Products will conform to the specifications previously used by Seller for the Products ("Specifications"), provided that, if the Specifications are changed for any Product, Parent shall notify Purchaser at least 30 days in advance and shall provide to Purchaser the customary technical assistance to adapt to such change, and further provided that any changes to such Specifications will not cause the Products to fail to meet quality standards set by Seller prior to the date hereof. Seller shall have the right to request Specifications and quantity requirements from Purchaser prior to filling any order for Products and shall receive written Specifications in advance from Purchaser for any products not previously supplied by Seller or Parent. In the event the Products supplied by Seller meet the written Specifications furnished by Purchaser but do not meet the end customer's specifications, Seller shall have no other obligation to Purchaser therefor and shall be entitled to payment in full for the Products supplied. Should any Products not conform to the Specifications, then Seller and Parent shall, at Purchaser's option, either promptly exchange such Products for conforming Products or take the Products back (without restocking charges) and refund the costs paid by Purchaser for the Products.

         Seller and Parent shall sell to Purchaser sufficient quantities of the Products to supply the customers of the Business in accordance with past practice, including, but not limited to, the parties to Seller's Customer Inventory Management Agreements which agreements were assigned to Purchaser at Closing. The Products shall be sold to Purchaser at Seller's or Parent's then current inter-company wholesale prices. Purchaser shall have the option, but not the obligation, to purchase the Products from Seller and Parent hereunder. In the event Purchaser requires quantities of any Product used by both the Purchaser and the Seller and such quantity is in excess of pre-Closing purchases of such Product by 10% or reduces the safety stock of such Product of the Seller and Parent below a ninety (90) day inventory, Seller shall have first claim on this inventory, and Seller and Parent shall take reasonable steps to replenish such Product stock as soon as possible at no cost penalties. Seller and Parent will deliver the Products to freight carriers designated by Purchaser from time to time within time frames comparable to those previously met by Seller to satisfy the requirements of customers of the Business.

         Section 4. Purchaser's Right of Retainage. Purchaser shall have the right to retain from the first payments due from Purchaser to Seller or Hillman with regard to Products purchased pursuant to Section 3, amounts due to Seller with respect to Obsolete Inventory sold pursuant to Section 1(b) and Accounts collected pursuant to Section 1(a) until the aggregate amount retained equals $1,426,000. If the aggregate amount retained is not equal to such sum by December 31, 2003, then Seller and Parent shall be jointly and severally liable to pay to Purchaser the difference between said $1,426,000 and the sum of the amount so retained.

         Section 5. Payments to Seller. For each of the five calendar years beginning with the calendar year ending December 31, 1999, and ending with the calendar year ending December 31, 2003, Purchaser shall pay to Seller, within thirty (30) days after the end of each such calendar year, an amount equal to fifteen percent (15%) of Existing Customer Sales (defined below) for such calendar year (including the portion of 1999 prior to the Closing Date) in excess of Twenty-Six Million and no/100 Dollars ($26,000,000.00). Purchaser's liability to Seller under this Section 5 shall not exceed One Million and no/100 Dollars ($1,000,000.00) in the aggregate. If, during any of the five calendar years to which this provision applies, Existing Customer Sales equal or exceed Thirty Million and no/100 Dollars ($30,000,000.00), then Purchaser shall pay to Seller the difference between One Million and no/100 Dollars ($1,000,000.00) and the sum of amounts previously paid or credited to Seller under this Section 5. If (a) Purchaser sells all or substantially all of the assets constituting the Business at any time prior to termination of Purchaser's obligations hereunder and (b) for each calendar year or portion thereof prior to the date of such sale, the average of the Existing Customer Sales was equal to or greater than Twenty-Seven Million, Three Hundred Thirty-Three Thousand, Three Hundred Thirty-Three and 33/100 Dollars ($27,333,333.33) per year, then Purchasers shall be jointly and severally liable to pay to Seller at the time of closing of the sale of such assets the difference between One Million and no/100 Dollars ($1,000,000.00) and the sum of the amounts previously paid or credited to Seller under this Section 5. For purposes of this Section, Existing Customer Sales shall mean net annual sales to Parent, Seller or any of their affiliates (excluding Obsolete Inventory) as well as sales to customers who were either customers of Seller or with whom Seller had an outstanding written proposal for a systems account at the time of Closing and which result in a contract with Purchaser within twelve months of the Closing Date, all of which customers and proposed customers are listed on Schedule 5 attached hereto and made a part hereof. Seller shall have the right, annually, to have its independent auditors review the records of Purchaser to verify Existing Customer Sales. To the extent Purchaser has not retained or been paid $1,426,000 pursuant to Section 4, Purchaser shall have the right to retain any such balance outstanding under
Section 4 from any amounts due to Seller hereunder, and any amounts so retained shall be deemed to be amounts paid or credited to Seller hereunder.

         Section 6. Books and Records. The parties shall keep accurate and complete books and records in respect of the Services, as the case may be, for the applicable tax audit period. Such books and records shall be kept at the principal place of business of each of Seller, Parent and Purchaser, unless otherwise agreed to by the parties, and such books and records shall be made available to each of the parties and their respective representatives at all reasonable times for examination, audit, inspection, transcription and copying.

         Section 7. Term of Agreement and Services. The term of this Agreement will commence on the Closing Date and shall continue until terminated as provided in each Section of this Agreement respectively.

         Section 8. Independent Contractor; No Partnership. The Services being performed by Purchaser and Seller under the provisions of this Agreement shall be performed by Purchaser and Seller as an independent contractor for the other party. Nothing in the Agreement shall be deemed or construed by the parties hereto or by any third person to create the relationship of partnership or joint venture between Seller and Purchaser.

         Section 9. Personnel. Except as otherwise specifically provided herein,
(a) Seller or Parent will employ, pay, supervise, direct and discharge all Seller personnel providing the Seller Services, (b) Seller and Parent will be solely responsible for the payment of benefits and any other direct and indirect compensation for Seller or Parent personnel assigned to perform the Seller Services, and (c) Seller and Parent will be responsible for the employees' worker's compensation insurance, employment taxes and other employer liabilities relating to such personnel.

         Section 10. Dispute Resolution. If a dispute, controversy or claim (collectively, a "Dispute") between Seller and Purchaser arises out of or relates to this Agreement, Seller and Purchaser shall have all rights and remedies available at law or equity.

         Section 11. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when personally delivered, mailed by first class mail, return receipt requested or delivered by a nationally recognized courier service. Notices, demands and communications to Seller or Purchaser shall, unless another address is specified in writing in accordance herewith, be sent to the address indicated below:

                  Notices to Seller, Parent and Hillman

                           SunSource Inc.
                           One Logan Square
                           Philadelphia, PA
                           Attention: Joseph M. Corvino
                           Telephone: (215) 282-1290
                           Telecopier: (215) 282-1309

                  with a copy to:

                           Morgan, Lewis & Bockius, LLP
                           One Logan Square
                           Philadelphia, PA
                           Attention: Thomas Sharbaugh, Esq.
                           Telephone: (215) 963-5004
                           Telecopier: (215) 936-5299

                  Notices to Purchaser

                           c/o Lawson Products, Inc.
                           1666 East Touhy Avenue
                           Des Plaines, Illinois  60018
                           Attention: Robert J. Washlow
                           Telephone: (847) 827-9666
                           Telecopier: (847) 795-9030
                                          and

                           Assembly Component Systems, Inc.
                           709 Second Avenue, S.E.
                           Decatur, Alabama  35601
                           Attention: Stanley Belsky
                           Telephone: (256) 353-1931
                           Telecopier: (256) 355-0274

                  with a copy to:

                           Vedder, Price, Kaufman & Kammholz
                           222 North LaSalle Street
                           Chicago, Illinois  60601
                           Attention: Pearl A. Zager, Esq.
                           Telephone: (312) 609-7548
                           Telecopier: (312) 609-5005

         Section 12. Entire Agreement. This Agreement constitutes the entire Agreement between the parties hereto in respect to the subject matter hereof and supersedes all prior and contemporaneous agreements between the parties hereto in connection with the subject matter hereof.

         Section 13. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto; provided, however, that neither party hereto may assign or in any way voluntarily transfer this Agreement, or its respective obligations hereunder, without the prior written consent of the other party, which may be withheld for any reason.

         Section 14. Captions. The captions contained in this Agreement are included only for convenience of reference and do not define, limit, explain or modify this Agreement or its interpretation, construction or meaning and are in no way to be construed as a part of this Agreement.

         Section 15. Pronouns. The number and gender of each pronoun used in this Agreement, if any, shall be construed to mean such number and gender as the context, circumstances or its antecedent may require.

         Section 16. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Illinois (regardless of the laws that might otherwise govern under applicable principles of conflict of laws) as to all matters, including, without limitation, matters of validity, construction, effect, performance and remedies.

         Section 17. Jurisdiction and Venue. Each party consents to the personal jurisdiction of the state and federal courts located in the State of Illinois and hereby waives any argument that venue in any such forum is not convenient or proper.

         Section 18. Amendments, Changes and Modifications. This Agreement may be amended, changed and modified only in a writing executed by both of the parties.

         Section 19. Severability. If any clause, provision or section of this Agreement, or any covenant, stipulation, obligations, agreement, act or action, or part thereof made, assumed, entered into or taken under this Agreement is for any reason held to be illegal, invalid or inoperable, such illegality, invalidity or inoperability shall not affect the remainder thereof or any other clause, provision or section or any covenant, stipulation, obligation, agreement, act or action, or part thereof, made, assumed, entered into or taken thereunder or hereunder.

         Section 20. Lawson Guaranty. Lawson shall cause Purchaser to comply with all of its obligations in this Agreement. Lawson hereby guarantees the prompt and complete performance by Purchaser of all of its obligations in this Agreement.

         Section 21. Parent Guaranty. Parent shall cause Seller and Hillman to comply with all of their respective obligations in this Agreement. Parent hereby guarantees the prompt and complete performance by Seller and Hillman of all of their respective obligations in this Agreement.


                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, each party hereto has caused this Agreement to be executed in its name by its duly authorized representative, all as of the day and year first above written.

                                       SUNSOURCE INVENTORY MANAGEMENT
                                       COMPANY, INC.

                                       By:__________________________________
                                       Name:________________________________
                                       Title:_______________________________

                                       SUNSOURCE INC.

                                       By:__________________________________
                                       Name:________________________________
                                       Title:_______________________________

                                       SUNSOURCE INDUSTRIAL SERVICES
                                       COMPANY, INC.

                                       By:__________________________________
                                       Name:________________________________
                                       Title:_______________________________

                                       THE HILLMAN GROUP, INC.

                                       By:__________________________________
                                       Name:________________________________
                                       Title:_______________________________

                                       ACS/SIMCO, INC.

                                       By:__________________________________
                                       Name:________________________________
                                       Title:_______________________________

                               INDEX OF SCHEDULES
                               ------------------

Schedule 1(a)       --   Accounts (Owned by Seller)

Schedule 1(b) - I   --   Obsolete Inventory

Schedule 1(b) - II  --   Tracking Procedure for Obsolete Inventory

Schedule 1(a)       --   Rates for Seller Services

Schedule 5          --   Seller's Existing Customers or Those With Whom
                         Seller Had Outstanding Written Proposal

                                  SCHEDULE 1(a)

                                    ACCOUNTS
                                (Owned by Seller)





MRO ACCOUNTS
------------

Tipper Tie, Inc. (Delaware Corporation)
2000 Lufkin Road
Apex, North Carolina 27502

Alamo Group
1502 E. Walnut St.
Seguin, Texas 78155

Iowa Mold Tooling Co., Inc. (IMT)
500 Hwy 18
Garner, Iowa 50438


[TAMROCK]
---------

                                Schedule 1(b) - I
                                -----------------

                               OBSOLETE INVENTORY


                  Description                           Minimum Sales Price
                  -----------                           -------------------

                               Schedule 1(b) - II
                               ------------------

                    TRACKING PROCEDURE FOR OBSOLETE INVENTORY

                                  Schedule 2(a)
                                  -------------

                            RATES FOR SELLER SERVICES

                                   Schedule 5
                                   ----------

                           SELLER'S EXISTING CUSTOMERS
                          OR THOSE WITH WHOM SELLER HAD
                          OUTSTANDING WRITTEN PROPOSAL